Exhibit 99.1

3 E Network Technology Group Limited Announces Pricing of $7.4 Million Convertible Notes and Warrant Offering

Hong Kong, China, June 9, 2025 (GLOBE NEWSWIRE) -- 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3e Network”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider, today announced the pricing of up to $7.4 million aggregate principal amount of senior convertible secured notes (the “Notes”) to be issued in three tranches, and accompanying warrants (the “Warrants”), in a private placement (the “Offering”) to an institutional investor (the “Investor”). The Warrants grant the Investor the right to purchase up to certain number of Class A ordinary shares par value $0.0001 per share (“Shares”), equal to 40% of the maximum principal amount of the First Tranche Note divided by the daily volume weighted average price (“VWAP”) prior to the initial closing date of the First Tranche.

The Offering provides for three tranches of Notes and Warrants, including (i) the First Tranche, which consists of up to $2.2 million in principal amount of Note and related Warrants, to be issued in two installments, the first installment upon signing of a Securities Purchase Agreement (“Purchase Agreement”) and the second installment upon the U.S. Securities and Exchange Commission (the “SEC”) declaring the initial resale registration statement to be filed therefor effective; (ii) the Second Tranche, also up to $2.2 million in principal amount of Note, to occur on the earlier of the date on which the First Tranche Note has less than $500,000 in principal remaining or after 120 days following effectiveness of the initial resale registration statement, subject to the Company having a minimum market capitalization of $30 million; and (iii) the Third Tranche, up to $3.0 million in principal amount of Notes, which may be issued by mutual consent up to 180 days after the Second Tranche closing. The conversion price of the Notes equals to the lower of (i) a fixed price equal to 120% of the average of the three daily VWAPs of the Shares immediately prior to the applicable closing date, which will be subject to adjustment for dilutive offerings (excluding director and officer compensation) that occur within the next 18 months and (ii) a floating price based on 93% of the lowest daily VWAP in the 10 trading days immediately preceding the conversion if there is no event of default. The transaction is subject to customary closing conditions for each tranche, and each closing is expected to take place once those conditions are satisfied or waived in the near future.

Concurrently, the Company and the Investor entered into a Registration Rights Agreement, which stipulates that the Company will file a registration statement on Form F-1 with the SEC within 15 days of the initial First Tranche Closing, which will cover the resale of Shares issuable upon conversion of the First Tranche of the Notes and the exercise of the Warrants. The Company also agreed to file a registration statement covering the resale of the Shares issuable upon the conversion of the Second Tranche and Third Tranche of the Notes within 15 days after the closing of each such tranche.

In addition, to secure the transactions and as a condition precedent to each tranche closing, the Company, its subsidiaries, and the Investor will enter into a Guarantee Agreement at each closing to guarantee the Company’s payment and performance of all obligations under the Purchase Agreement.

The Company also issued 1,248,611 Shares (“Pre-Delivery Shares”) and pre-funded warrants to purchase an additional 213,389 Pre-Delivery Shares, providing the Investor with a conditional right to use such Pre-Delivery Shares to timely effect conversions under the Notes, and agreed to include such Pre-Delivery Shares in the initial resale registration statement referred to above. The number of Pre-Delivery Shares are subject to adjustment as set forth in the Notes. In addition, the Company granted the Investor the right, beginning on the date on which no Notes are outstanding following the final closing under the Purchase Agreement, and for a period of six months thereafter, to purchase all or any portion or portions of the Pre-Delivery Shares at a price per share equal to 93% of the average of the daily VWAPs for the 10 trading days immediately preceding such purchase.

Boustead Securities, LLC served as exclusive placement agent to the Company.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Through its two subsidiaries, Guangzhou Sanyi Network and Guangzhou 3E Network, the Company began by offering integrated software and hardware solutions for the property management and exhibition services spaces. Over time, 3 E Network expanded its software solutions offerings to serve a variety of sectors, including food establishments, real estate, exhibition and conferencing, and clean energy utilities. The Company’s business comprises two main portfolios: the software development portfolio and the exhibition and conference portfolio. For more information, please visit the Company’s website at http://ir.3etech.cn.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

3 E Network Technology Group Limited

Investor Relations Department

Email: ird@3ekeji.cn